

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Joseph Moscato
President and Chief Executive Officer
GENEREX BIOTECHNOLOGY CORP
10102 USA Today Way
Miramar, FL 33025

> **Re: GENEREX BIOTECHNOLOGY CORP**
> **Form 10-K for the Fiscal Year Ended July 31, 2019**
> **Filed November 12, 2019**
> **File No. 000-25169**

Dear Mr. Moscato:

    We have reviewed your Form 10-K/A filed June 29, 2020 in response to our comment letter and have the following comment.

    Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

Form 10-K/A for the Fiscal Year Ended July 31, 2019

Exhibits 31.1 and 31.2, page 1

1.   We acknowledge the revised Item 9A disclosure in response to our comment. The revised disclosure should be accompanied by certifications in Exhibits 31.1 and 31.2 that conform to the wording in Item 601(b)(31) of Regulation S-K. Please amend the Form 10-K to include the revised disclosure in Item 9A accompanied by the appropriate certifications.

You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences